PEARSON

PEARSON PLC

[redacted]

04036028

RECEIVED

2004 AUG -5 A 9:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 July 2004

Pearson plc

Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases:-

- ***Europe 2004 survey ranks Financial Times Number one in print and online***
- ***FT Interactive Data and MarketAxes to distribute Corporate Bond Information***
- ***Interactive Data Second-Quarter 2004 results***
- ***Recoletos interim results***
- ***IBM and Pearson Education announce publishing partnership***
- ***Pearson announces its interim results***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abrahams

p.p. Stephen Jones
Deputy Secretary

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

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print version

07 July 2004

Europe 2004 Survey Ranks Financial Times Number One in Print and Online

For the fifth year running, the Financial Times has taken the number one position as Europe's leading business title, as revealed in the Europe 2004 Survey.

Europe 2004 is an annual survey conducted by Ipsos-RSL, which covers 10 million executives in 16 European countries, representing the top 4% of the adult working population. The survey, one of the largest of its kind, provides detailed and vital information for those involved in planning and buying pan-European media, both in print and online.

The Financial Times now reaches 6.6% of the Europe 2004 audience, which equates to 664,000 leading professionals and executives every day. The Financial Times leads the business titles in the survey with 20% more readers than its closest competitor, Time, and over 4 times that of the Wall Street Journal Europe.

FT.com, the FT's website, emerges as the leading business website on the survey and also the fastest growing site, reaching 7.7% of the overall online European business audience. FT.com has increased its coverage on the survey by 30% and reaches 752,000 users, which is four times more users across Europe than WSJ.com.

Europe 2004 highlights the fact that the FT is read by more high-income earners, frequent fliers, luxury goods purchasers and business decision makers than any other title on the survey. The FT has the lowest 'cost per thousand' figure across Europe for advertisers, and is therefore the most cost effective publication to reach senior business people in Europe. One advertisement in the FT newspaper and one advertisement on FT.com will reach 1.2 million people across Europe - an increase of 9% year on year.

Ben Hughes, Worldwide Advertising Director for the Financial Times, said : "It's great to see the FT brand - both in print and online - retain its lead in Europe. As we celebrate the 25th anniversary of our European edition, the survey reflects our position as Europe's leading business information brand and confirms the appeal of the FT's unrivalled coverage of international issues. For advertisers, the survey confirms that we have maintained - and in the case of FT.com, grown - our leading position, signalling the FT's unparalleled reach amongst a high calibre, pan-European audience of key decision makers."
Ends.

Further information:

Katy Hemmings +44 (0) 207 873 3811

katy.hemmings@ft.com

Joanna Manning-Cooper +44 (0) 207 873 4447
joanna.manning-cooper@ft.com

Notes to editors:

Europe 2004 is an annual survey of the leading executives and professionals in Europe, covering the top 4% of the working population. This is the fifth survey in the series, dating back to 2000. The surveys measures media consumption of the leading international print titles, TV stations and web sites, as well as the national equivalents in individual countries. It is the only survey of its kind to feature media consumption of websites.

Europe 2004 is widely used and respected amongst the international planning and media buying community. The survey is conducted by Ipsos-RSL.

Financial Times

The FT is firmly established as one of the world's leading business information brands, internationally recognised for its authoritative, accurate, and incisive news, comment and analysis. Whether in print or online, the Financial Times is essential reading for the global business community.

Printed in twenty-two sites across the world, the Financial Times newspaper currently has a circulation of over 440,000 copies worldwide, and a readership of over 1.6 million people. FT.com's 3.6 million unique monthly users generate over 58.2 million monthly page views, delivering a premium audience to advertisers.

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print version

21 July 2004

FT Interactive Data and MarketAxess to Distribute Corporate Bond Information

Interactive Data Corporation (NYSE: IDC), a leading global provider of financial data and analytics to institutional and individual investors, and MarketAxess Corporation, a leading electronic, multi-dealer to client platform for U.S. and European high-grade corporate and emerging markets bond trading, today announced they have entered into an agreement to distribute corporate bond information to clients.

Interactive Data Corporation's major operating subsidiary, FT Interactive Data, will distribute MarketAxess' Corporate BondTicker(TM) data, which includes execution prices and MarketAxess estimated spread-to-Treasuries data for publicly-disseminated NASD TRACE-eligible bonds, execution prices for trades executed on MarketAxess, and a comprehensive database of historical bond spreads, yields and prices. In addition, MarketAxess will now provide FT Interactive Data's corporate bond evaluations and historical data through BondTicker.

"Our alliance with MarketAxess complements our independent evaluation process by providing us with insight into a broader view of corporate bond activity and market context from one of the industry's leading fixed income trading platforms," said Martin Williams, Vice President of Data Delivery Products for FT Interactive Data. "We believe this additional service will provide FT Interactive Data clients with enhanced transparency into the corporate bond market."

"MarketAxess is pleased to enter into an agreement with one of the leading providers of independent evaluation services for corporate bonds," said Richard Schiffman, Head of Information Services for MarketAxess. "Combining FT Interactive Data's evaluation services with BondTicker's real-time price data will provide participants in the $4 trillion corporate bond market with a superior set of data for analyzing historical and real time pricing trends in the corporate bond market."

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The

company supplies time-sensitive pricing (including evaluated pricing), dividend,corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,700 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group,Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

About MarketAxess

MarketAxess operates a leading platform for the electronic trading of fixed-income securities, serving as an electronic platform through which our more than 600 institutional investor clients can access the liquidity provided by our 19 broker-dealer clients. MarketAxess' multi-dealer trading platform allows our institutional investor clients to simultaneously receive competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. MarketAxess offers our clients the ability to trade U.S. high-grade corporate bonds, European high-grade corporate bonds, and emerging markets bonds. In addition, we recently announced a strategic alliance to provide our institutional investor clients with access to the U.S. government bond market. MarketAxess also provides data and analytical tools that help our clients make trading decisions and we facilitate the trading process by electronically communicating order information between trading counterparties. MarktAxess' current participating dealers are: ABN AMRO, Banc of America Securities, Barclays PLC, Bear Stearns, BNP Paribas, Citigroup Global Markets, Credit Suisse First Boston, Deutsche Bank Securities, Goldman Sachs, HSBC, J.P. Morgan Chase, Lehman Brothers, Merrill Lynch, Morgan Stanley, The Royal Bank of Scotland, SG Corporate & Investment Banking, Spear Leeds & Kellogg, UBS, and Wachovia Securities.

For further information

FT Interactive Data
Jeanne Murphy, 781-687-8548
jeanne.murphy@ftid.com

or
The Torrenzano Group
Diane Zappas, 212-681-1700, Ext. 103
dzappas@torrenzano.com
or
MarketAxess Holdings Inc.
Andy Nybo, 212-813-6246
anybo@marketaxess.com

Press releases

22 July 2004
Interactive Data Second-Quarter 2004 Results

Download Interactive Data Corporation second-quarter 2004 results (PDF - 200kb)

Webcast

Interactive Data Corporation (NYSE:IDC) has announced its second-quarter 2004 results. The company has scheduled a conference call for 11:00 a.m. EDT.

The dial-in number for the conference call is +1 706 679-4631. For those who cannot listen to the live broadcast, a replay of the call will be available from July 22, 2004 at 2:00 p.m. through Thursday, July 29, 2004 and can be accessed by dialing +1 706 645-9291 or +1 (0)800 642-1687, conference ID #8259952.

A live webcast of the conference call will be broadcast at the company's Web site, www.interactivedatacorp.com. An audio replay of the call will also be available on the company's Web site after the call is completed.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,700 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

Further information

Andrew Kramer
Director of Investor Relations

781-687-8306
Andrew.Kramer@ftid.com

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23 July 2004
Recoletos Interim Results

Recoletos 2004 Interim Results PDF (60kb)

Recoletos 2004 Interim Results Presentation PDF (295kb)

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RECOLETOS
Investor Relations

RESULTS FOR THE
FIRST HALF OF 2004
(January – June)
RECOLETOS GRUPO DE COMUNICACIÓN S.A.

The highlights of the first half results, are as follows:

1. **Consolidated revenues** were up 11.5% compared to the first half of last year, reaching €133.59 million as **advertising revenues** increased by 13.9%, **circulation revenues** increased by 2.7% and **other revenues** increased by 40.8%.

2. **Advertising revenue growth accelerating across all content areas:**
   - Sports +16.2% (+1.2% at Q1), boosted by Euro 2004 in June/ July
   - Business and Finance +4.9% (-1.0% at Q1)
   - Women's interest +35.9% (+10.8% at Q1)
   - Medical +18.2% (+4.8% at Q1)
   - Youth +3.0% (-8.7% at Q1)

3. **Direct costs** and **central costs** increased 13.2% and +4.7%, respectively due to new launches and investments in content (Business and Finance division) in line with our growth strategy. The impact of these measures led to an increase in costs of € 7.10 million.

4. As a result of our investments, **Recoletos' main titles maintain their leadership**. With 2.6 million readers[1], *Marca* continues to be the most widely read newspaper in Spain. Following the re-launch, *Expansión* has seen its copy sales increase +2.9%. According to EGM[2] our main titles continue to increase their readership significantly: *Marca* +7.8%, *Expansión* +10.6% and *Telva* +31.4%. In addition, *Radio Marca* is now heard by 155,000 listeners per day (+72.0%).

5. **EBITDA** on a consolidated basis increased 6.5% reaching € 27.45 million. EBIT was €22.24 million (+8.4%).

6. **Net Profit** was € 18.08 million

7. The **net cash position** reached € 183.52 million.

We bring attention to the fact that in the first half of 2003 Recoletos reported capital gains of € 46.89 million from the sale of our 30% stake in Unidad Editorial S.A. (Unedisa) as an **extraordinary result**.

[1] Data from last survey by EGM ("Encuesta General de Medios") 2nda Ola
[2] EGM data- compares readership figures for October- May 03 vs. 04 and radio listeners for the period April- May 03 vs. 04

Comparing the second quarter of 2004 with the same period in 2003:

1. Very strong increase in revenues (+18.0%) as advertising increased by 23.7%, circulation by 8.0% and other revenues by 32.6%. Included in this strong revenue increase are the effects of Euro 2004 which took place in June-July.

2. Direct and Central Costs increase by 16.2% and 4.3% respectively. The increase in costs is mainly attributable to the new launches.

3. Profitability increases significantly: EBITDA (+26.5%) and EBIT (+31.3%).

We also highlight the following with respect to first half 2004 :

1. *Marca's* price increased from €0.90 to €0.95 (+5,6%) on June 9th.

2. *Marca Motor* and the *NBA Magazine*, launched in the last quarter of 2003, contributed € 1.40 million in revenues. With an average monthly circulation of 68,721 and 18,821 respectively, both magazines have already reached the leading position in their respective segments.

3. Única, launched in Q2 2004, contributed €1.90 million in revenues. Its average monthly circulation Única has reached 272,573.

4. Last Lap[3], consolidated in the accounts since August 2003, has contributed € 1.73 million in revenues.

5. *Expansión* increased its circulation (+2.9%) maintaining a positive trend. Its cover price increased from 1.20€ to 1.50€ on February 26th.

6. On April 15th Recoletos announced its investment in Meximerica and the launch of Rumbo, a network of Spanish-language daily newspapers in Texas. In 2004 Recoletos will invest approximately US$ 16.5 million, which includes operating loss and capex. Recoletos will began reflecting Meximerica on its P&L and Balance Sheet beginning on the day of the launch, scheduled for Monday, July 26. As such, in the 1H 2004, these accounts do not yet reflect the investment.

[3] In 2H2003, Recoletos acquired a 49% stake in *Last Lap*, a company that organizes sport events.

I. CONSOLIDATED PROFIT AND LOSS ACCOUNT

Table 1: Consolidated Profit and Loss Account

Million €	1H2004	1H2003	Var. %
Revenues	**133.59**	**119.83**	**11.5**
Direct Costs	98.51	87.03	13.2
Gross Profit	**35.08**	**32.79**	**7.0**
Central Costs	12.85	12.27	4.7
EBIT	**22.24**	**20.52**	**8.4**
Interest Income (Expense)	2.33	1.94	20.2
Goodwill Amortisation	(0.55)	(0.75)	(26.8)
Associated Undertakings	1.39	0.99	40.1
Profit on Ordinary Activities	**25.40**	**22.70**	**11.9**
Extraordinary Results	0.05	46.73	(99.9)
Profit before Taxes	**25.45**	**69.43**	**N/A**
Income Taxes	(7.37)	(27.92)	(73.6)
Net Income	**18.08**	**41.51**	**(56.4)**
Depreciation	**5.21**	**5.26**	**(1.0)**
EBITDA	**27.45**	**25.78**	**6.5**

II. MARGINS

Margins in the period are as follows:

Table 2: Margins

Million €	1H2004	1H2003
Gross Profit / Revenues	26.3%	27.4%
EBITDA / Revenues	20.5%	21.5%
EBIT / Revenues	16.6%	17.1%

III. OPERATING REVENUES

Total Operating Revenues amount to € 133.59 million, increasing by 11.5%.

The following table shows the consolidated operating revenues of Recoletos based on the source of income:

Table 3: Operating Revenues

Million €	1H2004	1H2003	Var. %
Advertising	61.43	53.91	13.9
Circulation	55.58	54.13	2.7
Other revenues	16.59	11.78	40.8
Total Revenues	**133.59**	**119.83**	**11.5**

Advertising revenues increased by 13.9%, showing a significant increase in 2Q04 (+23.7%). This strong increase in advertising is a result of a combination of several factors including: recovery in advertising, Euro 2004 and new launches. By content area, **Sports** and **Women's interest** saw the largest gains, 16.2% and 35.9%, respectively. In this half we also saw a return to growth in **Business and Finance** which grew at (+4.9%). The **Medical** area experienced important growth (+18.2%) and **Youth** also grew by 3.0%.

Circulation revenues increase by 2.7% due to an increase in the circulation of *Expansión* (+2.9%), the price increases in *Expansión* (February 2004) and *Marca* (June 2004), the contribution of new launches, and a continued strong performance at *Telva*.

Other revenues were up considerably (+40.8%), due to the integration of *Last Lap* and higher revenues in the *Conferences & Training* division, *MarcaMedia, Recoprint* (printing for third parties) and *Novomedia* (advertising agency).

Regarding the development of revenues by content areas[4], we highlight a strong increase in Recoletos' principal content areas: **Sports** (+8.7%) and **Business and Finance** (+7.9%). We also note the extraordinary increase in **Women's Interest** (+38.6%), **Others** (+27.1%) and **Medical** (+18.4%). The **Youth** area grew by 1.7%. **Sports,** which accounts for 54.9% of total revenues, continues to be the largest contributor to Recoletos' revenues.

Table 4: Revenues by content areas

Million €	1H2004	*% of total*	1H2003	Var. %
Sports	73.39	*54.9*	67.50	8.7
Business & Finance	34.82	*26.1*	32.27	7.9
Women's Interest	10.26	*7.7*	7.41	38.6
Medical	5.64	*4.2*	4.77	18.4
Youth	2.20	*1.6*	2.16	1.7
Others	7.28	*5.4*	5.72	27.1
Total Revenues	**133.59**	***100***	**119.83**	**11.5**

In Sports, advertising revenues increased substantially (+16.2%), boosted in part by Euro 2004, while circulation revenues decreased slightly (-1.4%). Copy sales of *Marca* fell by (-4.9%) to 360,348.

Revenues from Business and Finance increased by 7.9% due to higher circulation revenues (+13.6%) and higher advertising revenues (+4.9%). *Expansión* copy sales grew to 48,186 (+2.9%) in 1H04, which demonstrates the success of recent investments in its content and design improvements. *Actualidad Económica* continues to grow in circulation, reaching copy sales of 19,149 (+5.4%).

Revenues in Women's Interest increased significantly (+38.6%) as a result of strong increases in both advertising (+35.9%) and circulation revenues (+53.8%). The strong growth in the Women's Interest area is largely attributable to the launch of, *Única* in April 2004. Nonetheless, *Telva* copy sales continue to increase. This period saw its circulation increase by 8.4%, to an average monthly circulation of 153,119.

Medical and Youth also show increasing advertising revenues (+18.4% and +3.0% respectively).

[4] P&L accounts for the principal content areas are shown starting with Chapter VIII of this note.

IV. DIRECT COSTS

Consolidated direct costs increased by 13.2%. Marketing, personnel and printing costs increased by 25.3%, 15.9% and 11.1%, respectively. Direct costs increased in all business divisions except for Youth, reflecting our investment in content and new launches. In Sports, the launch of *Marca Motor* and the *NBA Magazine* in 4Q2003 caused an increase in marketing, printing and personnel costs. In Business and Finance, the re-launch of *Expansión* has also contributed to higher printing, personnel and distribution costs. In the Women's division, direct costs include higher marketing and personnel costs due to the launch of *Única,* as well as an exceptional marketing campaign for *Telva.*

The breakdown of Direct Costs by content divisions is as follows:

Table 5: Direct Costs by content divisions

Million €	1H2004	1H2003	Var. %
Sports	48.16	43.36	11.1
Business and Finance	30.89	29.23	5.7
Women's interest	9.11	5.42	68.0
Medical	4.14	3.74	10.8
Youth	1.75	1.80	(3.0)
Others	4.46	3.48	28.2
Total Direct Costs	**98.51**	**87.03**	**13.2**

V. CENTRAL COSTS

Central costs increased by 4.7% reaching € 12.85 million primarily as a result of higher personnel costs (+4.9%), which constitute 53.2% of total central costs.

VI. GROSS PROFIT

Gross Profit by business areas show the following development:

Table 6: Gross Profit by business areas

Million €	1H2004	1H2003	Var. %
Sports	25.23	24.14	4.5
Business and Finance	3.94	3.03	29.8
Women's Interest	1.15	1.98	(41.9)
Medical	1.50	1.03	45.9
Youth	0.45	0.36	25.3
Others	2.81	2.24	25.4
Total Gross Profit	**35.08**	**32.79**	**7.0**

Note: Gross Profit= Revenues less Direct Costs, it does not include Central Costs

Consolidated Gross Profit increased by 7.0%. The key developments are:

- Increase in **Sports´** due mainly to increase in advertising revenues. At the Gross Profit level, however, this growth is partly offset by the cost of the new launches.
- Increase in **Business and Finance** as a result of the recovery in advertising and the increase in the price of *Expansión*.
- Deterioration in **Women's Interest** Gross Profit due to the launch of *Única*.
- Improvement in **Medical and Youth** improved, as a result of the increase in advertising revenues.
- The **Others** segment also posted a strong increase as a result of strong revenue growth in the majority of its components: *Last Lap, Conferences & Training, MarcaMedia, Recoprint* and *Novomedia.*

VII. NET PROFIT

- Net profit was € 18.08 million. The decline in net profit is due to the difficult comparison with 2H2003. As previously noted, in 1Q2003 Recoletos recorded a capital gain of € 46.89 million obtained from the sale of Recoletos´ 30% stake in Unidad Editorial S.A. (Unedisa).

VIII. SPORTS

The Sports area shows a strong increase in revenues (+8.7%) primarily as a result of the strong increase in advertising (+16.2%), partly attributable to Euro 2004. The recovery in the advertising market and the launch of *NBA* and *Marca Motor* in Q4 2003 also contribute to this growth. Circulation revenues decreased by (1.4%) due a fall in *Marca* copy sales (-4.9%). Despite this, *Marca's* readership continues to increase. According to the latest EGM data[5], *Marca's* readership increased 7.8% reaching 2.63 million readers daily, which consolidates its position as the most widely read newspaper in Spain. We note as well the increase in other revenues, which encompasses, among others, revenues from *Last Lap* (€ 1.73 million) and *MarcaMedia* (€ 0.98 million) .

Table 7: Results of the Sports Area

Million €	1H2004	1H2003	Var. %
Revenues			
Advertising	26.22	22.57	16.2
Circulation	42.98	43.61	(1.4)
Others	4.20	1.33	N/A
Total Revenues	**73.39**	**67.50**	**8.7**
Direct Costs	48.16	43.36	11.1
Gross Profit	**25.23**	**24.14**	**4.5**
Gross Profit / Revenues	**34.4%**	**35.8%**	**(3.9)**

IX. BUSINESS AND FINANCE

In Business and Finance revenues increased 7.9% due to a recovery in advertising revenues (+4.9%), as well as a strong increase in circulation revenues (+13.6%). This strong increase in circulation revenues is attributable in large part to the increase in *Expansión* copy sales (+2.9%), as well as the increase in its cover price in February. In addition, *Expansión's* readership[6] increased by 10.6% reaching 146,000 readers daily.

Table 8: Results of Business and Finance Area

Million €	1H2004	1H2003	Var. %
Revenues			
Advertising	19.88	18.95	4.9
Circulation	9.91	8.72	13.6
Others	5.04	4.60	9.5
Total Revenues	**34.82**	**32.27**	**7.9**
Direct Costs	30.89	29.23	5.7
Gross Profit	**3.94**	**3.03**	**29.8**
Gross Profit / Revenues	**11.3%**	**9.4%**	**20.3**

[5] EGM October-May 03 vs. 04
[6] EGM October-May 03 vs. 04

X. WOMEN'S INTEREST

Women's Interest revenues increased significantly in advertising (+35.9%) and circulation (+53.8%) due in large part to the launch of Única. We highlight, however, the continued increase in *Telva's* circulation (+8.4%), reaching copy sales of 153,119, as well as the strong increase in its readership[7] by 31.4% to 389,000.

Table 9: Results of Women's Interest Area

Million €	1H2004	1H2003	Var. %
Revenues			
Advertising	7.59	5.59	35.9
Circulation	2.61	1.69	53.8
Others	0.07	0.13	(48.1)
Total Revenues	**10.26**	**7.41**	**38.6**
Direct Costs	9.11	5.42	68.0
Gross Profit	**1.15**	**1.98**	**(41.9)**
Gross Profit / Revenues	**11.2%**	**26.8%**	**(58.1)**

XI. MEDICAL

The Medical area exhibited significant increase in advertising revenues (+18.2%).

Table 10: Results of Medical Area

Million €	1H2004	1H2003	Var. %
Revenues			
Advertising	5.59	4.73	18.2
Circulation	0.04	0.04	(1.7)
Others	0.01	0.00	N/A
Total Revenues	**5.64**	**4.77**	18.4
Direct Costs	4.14	3.74	10.8
Gross Profit	**1.50**	**1.03**	**45.9**
Gross Profit / Revenues	**26.6%**	**21.6%**	**23.3**

[7] EGM October-May 03 vs. 04

XII. YOUTH

In Youth, advertising revenues increased by 3.0%.

Table 11: Results of Youth Area

Million €	1H2004	1H2003	Var. %
Revenues			
Advertising	2.14	2.08	3.0
Circulation	0.05	0.07	(33.6)
Others	0.01	0.01	(22.4)
Total Revenues	**2.20**	**2.16**	**1.7**
Direct Costs	1.75	1.80	(3.0)
Gross Profit	**0.45**	**0.36**	**25.3**
Gross Profit / Revenues	**20.5%**	**16.6%**	**23.2**

XIII. CASH-FLOW

Table 12: Cash-flow

Millions of €	1H2004	1H2003	Var. %
Net Income before Minorities	**18.08**	**41.51**	**(56.0)**
Depreciation	5.21	5.26	(1.0)
Goodwill Amortization	0.55	0.75	(26.0)
Provisions related to fixed assets	1.25	0.23	N/A
Other Adjustments	(1.04)	(48.20)	N/A
Net Cash provided by Operating Activities	**24.05**	**(0.45)**	**N/A**
Change in Working Capital	(15.24)	17.48	N/A
Net Capex	(14.11)	69.04	N/A
Net Cash used in Investment Activities	**(29.35)**	**86.52**	**N/A**
Dividend Payment	(8.74)	(5.87)	49.0
Other changes in Shareholders' Equity	1.27	0.66	N/A
Net Cash provided by Financing Activities	**(7.47)**	**(5.21)**	**N/A**
Net Increase in Cash and Cash Equivalents	**(12.77)**	**80.85**	**N/A**

XIV. CONSOLIDATED BALANCE SHEET

Table 13: Consolidated Balance Sheet

Million €	2004 June	2003 December
Fixed Assets:	102.41	94.48
- Tangible Assets	61.36	63.93
- Intangible Assets	5.48	4.49
- Financial Investments	35.57	26.06
Goodwill on consolidation	19.91	19.27
Accounts receivable	72.73	54.52
Stocks	6.07	5.09
Cash and Cash Equivalents[8]	183.52	196.29
Other Assets	0.43	2.75
Total Assets	**385.06**	**372.41**
Shareholders Equity	280.73	270.41
Minority Shareholders	1.29	1.47
Provisions	12.55	11.58
Long-term Liabilities	2.47	2.56
Short-term Liabilities	88.02	86.39
Total Equity and Liabilities	**385.06**	**372.41**

XV. IMPACT OF CURRENCY CONVERSION

For Argentina, the average exchange rate for the period January-June 2004 used to convert the P&L was 3,59 pesos/euro (vs. 3,33 pesos/euro in January-June 2003) and the period end exchange rate used to convert Balance Sheet accounts was 3,59 pesos/euro (vs. 3,21 in June 2003)

For Chile, the average exchange rate for the period January-June 2004 used to convert the P&L was 769,6 pesos/euro (vs. 802,1 pesos/euro in January-June 2003) and the period end exchange rate used to convert Balance Sheet accounts was 787,8 pesos/euro (vs. 747,5 in June 2003)

Differences resulting from the application of this conversion method are recorded under "Differences on Currency Translation" within "Shareholder's Equity" on the consolidated Balance Sheet.

[8] Includes SIMCAV (Investment Trust) investment of 33.66 MM on December 2003 and 33.92 MM on June 2004

XVII. OPERATING DATA

Table 14: Operating Data

	1H2004	1H2003	%Var.
SPORTS			
Accumulated Marca copy sales	360,348	378,882	(4.9)
Accumulated Marca Motor copy sales	68,721	N/A	N/A
Accumulated NBA copy sales	18,821	N/A	N/A
Accumulated Golf Digest copy sales	14,632	14,668	(0.2)
June unique users Marca.com ('000s)	2,475	N/A	N/A
BUSINESS AND FINANCE			
Accumulated Expansión copy sales	48,186	46,826	2.9
Accumulated Actualidad Económica copy sales	19,149	18,169	5.4
June unique users Expansión ('000)	272	N/A	N/A
June unique users Expansiónyempleo ('000)	178	N/A	N/A
WOMEN'S INTEREST			
Accumulated Copy sales Telva	153,119	141,237	8.4
Accumulated Copy sales Única	272,573	N/A	N/A
June unique users estarguapa.com ('000)	285	N/A	N/A
MEDICAL AND YOUTH			
June unique users diariomedico.com ('000)	633	N/A	N/A
June unique users tuGueb.com ('000)	108	N/A	N/A

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Press releases

print version

26 July 2004

IBM and Pearson Education Announce Publishing Partnership

New Agreement grants rights and licensees to Pearson Education to publish business and technology books under the IBM Press Imprint

New York - IBM and Pearson Education today announced an exclusive worldwide strategic partnership to publish technology and business books under the IBM Press™ imprint, in English and foreign languages, and in both print and electronic formats. The arrangement, which combines IBM's leadership in the technology and services market and Pearson's leadership as the largest publisher of technology and educational books, aims to make IBM Press the world's leading imprint for technology knowledge.

Pearson will use its resources and experience as the largest technology and educational publisher in the industry to offer IBM Press books that address the wide range of IBM products and services, architectures, and business solutions.

IBM Press is the official publisher of IBM retail books for professionals and students. With books designed to help users prepare for IBM certifications, master the implementation and support of a diverse range of IBM products and solutions, and educate business leaders, IBM Press provides a variety of books to suit individual learning styles. IBM experts and industry innovators write and contribute to the various titles and series that make up the IBM Press portfolio of books.

IBM Press books are authored by eminent architects, engineers and consultants, as well as business leaders, with contributions from consultants and other experts working in the IBM community. IBM Press books will be published and made available though all of Pearson's distribution channels, including retail bookstores, corporate, government, and other institutions; in academic bookstores; and in international markets.

"IBM Press represents an extension of our long-standing commitment to excellence in technology education and thought leadership," said Ted Hoff, IBM's vice president for Learning. "This partnership reinforces our desire to help our customers learn in a way that best meets their needs."

Will Ethridge, president of Pearson's Higher Education, International and Professional Group, said, "Learning is a process that is ongoing throughout one's lifetime. We look forward to working with some of IBM's brightest talents and bringing to a wide audience educational and professional materials that communicate compelling ideas and important knowledge across a wide range of technology and business issues. Whether people are interested in preparing for

certification or staying abreast of business and technology thought leadership, we anticipate that IBM Press books will become the standard for technology knowledge and learning."

IBM Press is overseen by the IBM Press Publishing Council and also has an IBM Editorial Board with member representation across the IBM brands. IBM Press is co-managed by Tara Woodman and Ellice Uffer. For inquiries regarding submitting a proposal, interested authors may contact twoodman@us.ibm.com or euffer@us.ibm.com. IBM Press is affiliated with the publishing business of the Pearson Technology Group, under the leadership of Gary June.

About IBM

IBM is the world's largest information technology company, with more than 80 years of leadership in helping businesses innovate. For more information, see http://www.ibm.com.

About Pearson Education

Pearson Education is a business of Pearson (NYSE: PSO; LSE: PSON), the international media company with market leading businesses in education, business information and consumer publishing. Pearson's primary operations also include the Financial Times Group and the Penguin Group. For more information about Pearson Education, see http://www.pearsoned.com.

Further information

David Hakensen, Pearson - (952) 681-3040

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26 July 2004

Pearson announces its Interim results

Pearson today announced its Interim Results view an electronic (html) version of the press release.

An interview with Rona Fairhead is available for downland here

If you would like a hard copy version of the press release, please email us at melanie.graham@pearson.com and provide us with your name and address details.

UK Presentation
Rona Fairhead, chief financial officer, hosted a presentation of the results for analysts and investors today and was joined for the questions and answers session by Olivier Fleurot, John Makinson, Will Ethridge and George McGuirk

A playback of the presentation audiocast is available here.

US Conference Call
Rona hosted a conference call for US analysts and investors today. To listen to a playback of the conference call please call **+ 1 888 286 8010** from within the US or **+ 1 617 801 6888** from outside the US. The passcode is 29666294. The replay will be available until 2 August, 2004.

A playbackof the audiocast of the US conference is available here.

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PEARSON

26 July 2004

PEARSON PLC INTERIM RESULTS (unaudited)
Six months ended 30 June 2004

	Half year 2004	Half year 2003	Change - underlying	Change - headline	Full year 2003
Sales	£1,594m	£1,665m	1%	(4)%	£4,048m
Business performance					
Adjusted operating profit*	£39m	£38m	47%	3%	£490m
Adjusted profit/ (loss) before tax*	£2m	£(1)m		--	£410m
Adjusted earnings per share*	(1.8)p	(2.3)p		22%	32.0p
Operating cash flow	£(195)m	£(338)m		42%	£320m
Free cash flow	£(262)m	£(381)m		31%	£192m
Statutory results					
Operating (loss)/ profit	£(77)m	£(110)m		30%	£226m
(Loss)/ profit before tax	£(112)m	£(138)m		19%	£152m
(Loss)/ earnings per share	(15.5)p	(20.1)p		23%	6.9p
Dividend per share	9.7p	9.4p		3%	24.2p
Net borrowings	£1,734m	£1,897m		9%	£1,361m

**Continuing operations before goodwill and non-operating items.*

Throughout this statement, we refer to business performance measures and growth rates on an underlying basis unless otherwise stated. Underlying growth rates exclude the impact of currency movements and portfolio changes. In the first half of 2004, portfolio changes reduced profits by £6m and increased revenues by £39m. This was largely due to the acquisition of London Qualifications.

Strong first-half performance; on track for the full year

- Good progress on adjusted operating profit (up 47%) and operating cash flow (improved 42% as reported).
- Decline in the US dollar reduces headline revenues by £129m and adjusted operating profit by £8m.
- ***Cost actions paying off:*** FT reduces first-half losses by £9m; profits increasing at all business newspapers; school digital learning businesses return to first-half profit.
- ***Gaining share and getting stronger:*** School business takes number one position in new maths adoptions and extends lead in personalised learning; Higher Education, Penguin US and IDC growing ahead of their markets; business newspapers gaining audience share; $400m worth of new long-term contracts in testing and government services.

Improving market conditions support confidence in 2004 and beyond

- Business advertising revenue growth turns positive for the first time in three years.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

- Growing base of long-term contracts, helped by growth trends in school testing, professional certification and government outsourcing.
- Recovery in state budgets and political commitment to education support healthy outlook for US school and higher education businesses.

Marjorie Scardino, chief executive, said:

"These results for the first half are a good sign of our financial and competitive success, though as usual they represent a small part of our annual total. They make us confident that we will meet our goals, both this year and beyond, as our market conditions improve."

Outlook

Pearson makes most of its sales and almost all of its profits in the second half of the year, due to the seasonal phasing of our book publishing businesses. At this stage we continue to expect underlying progress in earnings, cash and returns. The outlook for our major businesses is:

At **Pearson Education**, we expect revenues at our **School** business to be broadly level with 2003, as growth in our testing and supplementary businesses offsets the particularly weak 2004 school adoption opportunity. We expect our US **Higher Education** business to grow in the 4-6% range, as its leading print and online programmes enable it to grow ahead of its market once again. Our **Professional** operations are on track to increase revenues and profits, despite our investment in new professional testing centres. We continue to expect that we will receive the full $151m payment for work completed in 2002 on behalf of the US Transportation and Security Administration.

We expect significant revenue and profit growth from Pearson Education in 2005, helped by a rebound in the School adoption cycle, improving state budgets, steady growth in Higher Education and the benefits of our 2003 Professional contract wins.

The **FT Group** is on track to make good profit progress this year. Although advertising trends at our business newspapers remain erratic from month to month and between categories, advertising revenue growth has turned positive for the first half as a whole and forward bookings continue to run a little ahead of last year. With costs now significantly lower than at any point in the past three years, all of our business newspapers are in good shape to benefit from further improvement in the corporate advertising environment. We expect losses at the *Financial Times* to be some £20m lower than last year, even without any growth in full-year advertising revenues. The FT Group will also benefit from another strong year from IDC.

The Penguin Group's publishing schedule is once again heavily weighted to the second half of the year. Penguin faces tough comparisons after a record 2003 and reported results will again be affected by the weak US dollar. We expect a good second half as we have a very strong publishing schedule in the US and the UK, and we are now well on the way to restoring fulfilment standards following the move to our new UK warehouse.

Exchange rates and interest. A five cent change in the average exchange rate for the full year (which in 2003 was £1:$1.63) will have an impact of approximately 1p on adjusted earnings per share. We expect our interest charge in the second half to be marginally higher than the first-half level of £37m, as better cash flow is offset by the expected rise in interest rates.

Trading updates. From this year, Pearson will issue an additional trading statement to the market around the end of October. This will provide investors and analysts with an update on trading in the third quarter, which is an important selling period for our book publishing businesses. Our pre-close trading update will now be published early in January, after our busy end of year trading period.

For more information: Luke Swanson / Charlotte Elston + 44 (0) 20 7010 2310

Pearson's interim results presentation for investors and analysts will be webcast live today from 0900 (BST) and available for replay from 12 noon (BST) via www.pearson.com. We are holding a conference call for US investors at 1500 (BST) / 1000 (EDT). To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.

A video interview with Rona Fairhead is also available at www.pearson.com.
High resolution photographs are available for the media at www.newscast.co.uk.

Notes. Throughout this statement (unless otherwise stated):

1. Growth rates are stated on an underlying basis, excluding the impact of currency movements and portfolio changes. Pearson generates approximately 70% of its revenues in the US. The average exchange rate for the first half of 2004 was £1:$1.82 (£1:$1.61 in the first half of 2003). The full year exchange rate in 2003 was £1:$1.63;
2. Adjusted figures are presented as additional measures of business performance. They are stated before goodwill and non-operating items. Goodwill is amortised over no more than 20 years.
3. The 'business performance' measures, which Pearson uses alongside other measures to track performance, are included to provide additional detail on business performance. They are non-GAAP measures for both US and UK reporting. Reconciliations of adjusted operating profit, adjusted profit/ (loss) before tax, adjusted earnings per share and operating cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 5, 6 and 10 respectively.

Financial review

Due to the seasonal phasing of our book publishing businesses, we generate most of our sales and profits in the second half of the year. We make approximately two-thirds of our revenues in the US and our reported results continue to be affected by the weakness of the US dollar. The weakening of the dollar to £1:$1.82 in the first half of 2004 (from £1:$1.61 in the first half of 2003) reduced our headline sales by £129m and our adjusted operating profit by £8m.

Sales in the first half were £1,594m, 1% ahead of the first half of 2003 in underlying terms. Growth in Higher Education and the FT Group was largely offset by lower sales in US School publishing as a result of the expected weak adoption cycle.

Adjusted operating profit was up 47% to £39m, helped by cost actions - particularly at the FT Group, where profits were up 36% on 5% revenue growth. Adjusted loss per share improved from (2.3)p to (1.8)p.

Operating cash flow improved by £143m to £(195)m and free cash flow by £119m to £(262)m. Our cash flow benefited from Penguin's very strong publishing schedule in the fourth quarter of 2003, which pushed collections into the early part of this year, cost reductions at the FT Group, and an improved cash performance from Pearson Education. Excluding the impact of TSA, the average working capital to sales ratio improved from 31.0% to 30.7% even as we increased investment in our businesses.

On a statutory basis, our loss before tax improved 19% to £(112)m, helped by a lower (non-cash) goodwill amortisation charge of £116m (£148m in 2003). We make a statutory loss in the first half because we make most of our operating profits in the second half but spread our goodwill amortisation evenly through the year.

Pearson's net borrowings, which peak at the half-year stage, were 9% lower than last year at £1,734m. During the first half, we successfully refinanced Pearson's debt facilities maturing in 2004 and 2005. In May we issued $750m of 5-year and 10-year bonds into the US market, refinancing bonds due in the second half of 2004. In July we signed a $1,350m revolving credit facility arrangement with a group of 18 banks to support our working capital borrowings and to refinance a similar agreement due in July 2005. These refinancings have extended the average maturity of Pearson's debt by about two years.

The board has declared a 3% increase in the interim dividend to 9.7p, payable on 24 September 2004 to shareholders who are on the register at the close of business on 27 August 2004.

Pearson Education

£ millions	**Half year 2004**	Half year 2003	Change - underlying	Change - headline	Full year 2003
Sales					
School	**466**	487	(2)%	(4)%	1,176
Higher Education	**187**	196	6%	(5)%	772
Professional	**220**	244	0%	(10)%	503
Total	**873**	927	0%	(6)%	2,451
Adjusted operating profit					
School	**8**	12	29%	(33)%	127
Higher Education	**(41)**	(43)	(9)%	5%	148
Professional	**7**	5	100%	40%	38
Total	**(26)**	(26)	6%	0%	313

Pearson Education generates most of its sales in the second half of the year and is typically loss-making in the first half.

Sales at our **School** business were 2% lower. 2004 is as expected a weak year for the US School publishing industry, driven by the low new adoption opportunity. (In the US, 20 'adoption' states buy textbooks and related programmes on a planned contract schedule or 'adoption cycle'. The level of spending varies from year to year with this schedule, depending on the number of adoptions in the largest states and subjects. In 'open territory' states, school districts or individual schools buy textbooks according to their own individual schedules rather than on a statewide basis.)

However, we have had another strong year in new adoption sales, taking approximately 27% of the total new adoption market (after competing for some 90% of the total). We have taken the leading share in maths, science and social studies adoptions this year, benefiting from the breadth of our business across subject disciplines and across elementary, middle and high school grades. We have also begun the year strongly in non-adoption states or 'open territories', which mostly buy textbooks in the second half and will constitute a larger proportion of the overall market this year, given the weak adoption calendar. We are performing well in all major subject areas and particularly in maths and social studies as we customise major programmes for individual states.

Our digital learning and supplementary publishing businesses are well placed to benefit from the recovery in US state budgets which is now under way and the flow of new federal education funds into the market under the No Child Left Behind legislation. Though both businesses make most of their sales in the second half, profits improved significantly as a result of measures taken last year to reduce costs and focus on a smaller number of large-scale, more profitable programmes. Revenues were down a little at our school testing business as a result of the phasing of its major contracts this year. However, we continued to win contracts to help states including Florida and New Jersey meet the No Child Left Behind accountability requirements from 2005.

Our school businesses are also performing well outside the US. We have begun to introduce our testing capabilities in the UK, successfully marking more than one million GCSE and A-level scripts on screen this summer. In addition, the UK's National Assessment Agency has recently awarded Pearson a three-year contract for the National Curriculum or Key Stage Tests. KnowledgeBox, our digital learning programme launched last year, which contains content, assessment and lesson plans, is now installed in more than 500 primary schools. We also launched *English Adventure*, our new English language teaching programme, in the first half. The series, for ages 4 - 12, uses Disney characters to motivate young learners, and is our first worldwide ELT programme for schools. It is exceeding our expectations in

Spain, its first market, where over 100,000 children will be learning with it from September. Seven further editions for other markets are due to be launched next year.

Our **Higher Education** business makes approximately three-quarters of its revenues in the second half of the year, with major selling seasons in July/ August and December, ahead of the two US college semesters. The business reports losses in the first half as it invests in publishing, sales and marketing to deliver full-year growth. Worldwide, sales were up 6%.

In the US, sales were up 4%. We have had a successful first-half sales campaign, benefiting from new publishing in targeted segments such as health and languages, success in high enrolment basic English and maths skills courses, the rapid roll-out of our online learning services to new subject areas and our fast-growing custom publishing business. The US higher education market is changing rapidly, and we are helping faculty and students to adapt by offering a broad range of choice and value. Our Pearson Choices programme makes our leading educational content available in a wide range of formats: conventional textbooks, low-cost print alternatives, online learning platforms and custom programmes. This summer we are using our Safari joint venture to launch the latest addition to that range: an online service (www.safarix.com) which will provide more than 300 web-based textbooks at 50% of the cost of their print alternatives.

In our **Professional** business, profits were ahead on flat revenues. Our technology publishing businesses around the world continue to face very tough market conditions, with employment levels and software releases in the IT industry still low. Although technology publishing revenues were 3% lower in the first half, our business is gaining share and expects to benefit from a pick-up in new software and games releases from the second half of 2004. Our Government Solutions business increased revenues by 10%, with good growth from existing contracts, and won more than $100m in new contracted business. Revenues at our Professional Testing business were 14% ahead, with particularly strong growth from our contract with the National Council of State Boards of Nursing. We are investing this year to expand our international network of testing centres to support newly won contracts for customers such as the Graduate Management Admissions Council and the UK's Driving Standards Agency.

Financial Times Group

£ millions	**Half year 2004**	Half year 2003	Change - underlying	Change - headline	Full year 2003
Sales					
Financial Times	**104**	102	3%	2%	203
Other FT publishing	**56**	54	10%	4%	112
Recoletos	**90**	82	12%	10%	169
IDC	**130**	132	2%	(2)%	273
Total	**380**	370	5%	3%	757
Adjusted operating profit					
Financial Times	**(6)**	(15)	60%	60%	(32)
Other FT publishing	**6**	3	58%	100%	6
Recoletos	**15**	14	7%	7%	28
IDC	**37**	41	2%	(10)%	81
Associates and joint ventures	**3**	0	--	--	3
Total	**55**	43	36%	28%	86

The **Financial Times Group** grew revenues by 5% and profits by 36% as our business newspapers benefited from cost savings and, for the first time in three years, improvements in advertising revenues.

Losses at the *Financial Times* improved by £9m as a result of cost measures taken last year including the integration of our UK and European commercial operations. Advertising revenues were 3% higher for the

first half of the year, having been 4% lower in the first two months and flat at the end of April. Advertising trends remain erratic from week to week and across categories. We have seen rapid growth in recruitment, luxury goods and business travel advertising, although the technology and business-to-business sectors remain weak. Newspaper circulation was some 5% lower at 427,000, but the FT is performing well on the key business readership surveys and FT.com's paying subscribers increased from 57,000 in June 2003 to 76,000 in June 2004.

Profits at *Les Echos* were significantly ahead of last year as costs were lower and advertising revenues grew 7%, benefiting from the French government privatisation programme and increased M&A activity including the Sanofi/ Aventis deal. Daily paid circulation was slightly ahead at 118,000 as the relaunch of *Les Echos* in its new Berliner format helped it to grow as the overall French newspaper market declined. FT Business has seen a broad-based return to advertising growth since the start of the year, and is performing well.

Recoletos (Bolsa Madrid: REC) achieved sales growth of 12% and profit growth of 7%, recovering strongly after a weak March following the terrorist attacks in Madrid and the Spanish election. Advertising revenues increased 14% overall and 5% in Recoletos' business and finance division. Circulation at sports newspaper *Marca* declined by 5% to 360,000 and was up 3% to 48,000 at *Expansion*, Spain's leading business newspaper. Recoletos has announced plans to invest $16.5m in the second half - with a profit impact of some $13.5m - in the launch of *Rumbo*, a network of Spanish-language newspapers targeted at the fast-growing Hispanic community in Texas and other southern US states.

Interactive Data Corporation (NYSE:IDC) increased revenues by 2% and adjusted operating profit by 2%. Renewal rates in IDC's institutional data business, which accounts for two-thirds of revenues, remain very high at or above 95%, and IDC has successfully launched several new products. The integration of Comstock is going well and IDC is in the process of consolidating its data centres in the US. After several difficult years for the market data industry, IDC is now seeing a gradual improvement in market conditions.

The FT's **associates and joint ventures** generated a profit of £3m, against breakeven in the first half of 2003. *FT Deutschland*, our joint venture with Gruner + Jahr, increased circulation a further 5% to 95,500 and increased advertising revenues in double digits despite the tough market environment. *The Economist* continued its excellent circulation performance: average worldwide weekly circulation grew to 943,490, a 4% increase for the year, with the strongest growth in North America.

The Penguin Group

£ millions	**Half year 2004**	Half year 2003	Change - underlying	Change - headline	Full year 2003
Sales	**341**	368	0%	(7)%	840
Adjusted operating profit	**10**	21	(15)%	(52)%	91

At **Penguin,** sales were level with last year, with our schedule of major frontlist titles once again heavily weighted to the second half. Adjusted operating profit declined by £4m, as a result of our investment in new channel initiatives, the bankruptcy of distributor Thomas Cork and disruption to UK distribution. Reported profit shows a further £7m impact from the weaker dollar.

In the US, Penguin's largest market, sales were ahead, helped by strong performances from Lynne Truss' *Eats, Shoots and Leaves*, Tom Clancy's *Battle Ready* with Gen. Tony Zinni (Ret.), Nora Roberts' *Key* trilogy, *Chesapeake Blue* and *Birthright* and Karen Joy Fowler's *The Jane Austen Book Club*. The Penguin translation of Leo Tolstoy's *Anna Karenina*, which sells an average of 20,000 copies per year,

was selected in May for Oprah Winfrey's book club and now has almost one million copies in print. Penguin US has also benefited from contributions from its new imprints The Penguin Press, Gotham and Portfolio. All three new imprints have published *New York Times* bestselling titles, including Ron Chernow's *Alexander Hamilton* and Steve Coll's *Ghost Wars.* In the first half Penguin had a total of 75 titles on the *New York Times* list.

In the UK, Penguin had a strong first half bestseller performance, with a total of 34 books in the Nielsen Bookscan top 10. Kevin Lewis' memoir *The Kid* spent nine weeks at number one, and Marian Keyes' *The Other Side of the Story* also hit number one. There were strong debuts from a number of new fiction authors, with Jillian Hoffman's *Retribution,* Plum Sykes' *Bergdorf Blondes* and PJ Tracy's *Want to Play?* all making it into the bestseller charts.

We are continuing to integrate back offices, warehousing and distribution for Penguin and Pearson Education in several markets around the world. We have successfully combined our businesses and their supply chains in Australia, Canada and India and are on track to deliver some £20m of annual cost savings from our integration initiatives from 2005, which will be shared with Pearson Education.

In the UK, the move to a new shared distribution centre for Penguin and Pearson Education disrupted supply of Penguin titles to bookstores in the second quarter. We are well on the way to restoring fulfilment standards to normal levels, ahead of Penguin's major selling season in the second half.

In the second half, Penguin will benefit from another strong publishing schedule. In US fiction we have new titles from many of our most reliable repeat best-selling writers, including Patricia Cornwell, Nora Roberts, Sue Grafton, Clive Cussler, GP Taylor and Madonna. In the UK, we have new titles from Jamie Oliver, Jeremy Clarkson and Sue Townsend, as well as a number of TV tie-ins: *You are What you Eat, How to Buy a House* and *Too Posh to Wash.* Dorling Kindersley is also set for a strong second half, with *Human* and *Plant* in the same series as existing bestsellers *Earth* and *Animal*, and a follow up to last year's *America 24/7* with *The America 24/7 State Book* series, with a book for each of the 50 states.

ENDS

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060

Consolidated profit and loss account

for the six months to 30 June 2004

all figures in £ millions	note	**2004 half year**	2003 half year	2003 full year
Sales (including share of joint ventures)		**1,603**	1,673	4,066
Less: share of joint ventures		**(9)**	(8)	(18)
Sales	2a	**1,594**	1,665	4,048
Group operating (loss) / profit		**(82)**	(105)	226
Share of operating profit / (loss) of joint ventures and associates	2c / d	**5**	(5)	-
Total operating (loss) / profit	2b	**(77)**	(110)	226
Total operating (loss) / profit analysed between:				
Operating profit before goodwill amortisation		**39**	38	490
Goodwill amortisation		**(116)**	(148)	(264)
Total operating (loss) / profit	2b	**(77)**	(110)	226
Loss on sale of fixed assets and investments		**-**	(1)	(2)
Profit on sale of subsidiaries and associates	3	**2**	12	8
Non operating items		**2**	11	6
(Loss) / profit before interest and taxation		**(75)**	(99)	232
Net finance costs	4	**(37)**	(39)	(80)
(Loss) / profit before taxation	5	**(112)**	(138)	152
Taxation	7	**-**	(9)	(75)
(Loss) / profit after taxation		**(112)**	(147)	77
Equity minority interests		**(11)**	(13)	(22)
(Loss) / profit for the financial period		**(123)**	(160)	55
Dividends on equity shares	8	**(77)**	(74)	(192)
Loss retained		**(200)**	(234)	(137)
Adjusted (loss) / earnings per share	6	**(1.8)p**	(2.3)p	32.0p
Basic (loss) / earnings per share	6	**(15.5)p**	(20.1)p	6.9p
Diluted (loss) / earnings per share	6	**(15.5)p**	(20.1)p	6.9p
Dividends per share	8	**9.7p**	9.4p	24.2p

There is no difference between the (loss) / profit before taxation and the loss retained for the period stated above and their historical cost equivalents.

The results for the 2003 full year are an abridged version of the full accounts, which have received an unqualified audit report from the auditors and have been filed with the Registrar of Companies. First half year figures are neither audited nor reviewed.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

Consolidated balance sheet
as at 30 June 2004

all figures in £ millions	**2004 half year**	2003 half year restated*	2003 full year restated*
Fixed assets			
Intangible assets	**3,106**	3,560	3,260
Tangible assets	**458**	498	468
Investments: joint ventures			
Share of gross assets	**10**	1	7
Share of gross liabilities	**(1)**	-	(1)
	9	1	6
Investments: associates	**64**	62	58
Investments: other	**21**	22	21
	3,658	4,143	3,813
Current assets			
Stocks	**760**	792	683
Debtors	**1,192**	1,240	1,132
Deferred taxation	**173**	180	145
Investments	**1**	2	2
Cash at bank and in hand	**753**	229	561
	2,879	2,443	2,523
Creditors – amounts falling due within one year			
Short-term borrowing	**(686)**	(206)	(575)
Other creditors	**(945)**	(1,046)	(1,129)
	(1,631)	(1,252)	(1,704)
Net current assets	**1,248**	1,191	819
Total assets less current liabilities	**4,906**	5,334	4,632
Creditors – amounts falling due after more than one year			
Medium and long-term borrowing	**(1,801)**	(1,920)	(1,347)
Other creditors	**(96)**	(41)	(45)
	(1,897)	(1,961)	(1,392)
Provisions for liabilities and charges	**(139)**	(148)	(152)
Net assets	**2,870**	3,225	3,088
Capital and reserves			
Called up share capital	**201**	200	201
Share premium account	**2,470**	2,466	2,469
Profit and loss account	**(4)**	348	223
Equity shareholders' funds	**2,667**	3,014	2,893
Equity minority interests	**203**	211	195
	2,870	3,225	3,088

** See notes 1 and 11*

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

Consolidated statement of cash flows
for the six months to 30 June 2004

all figures in £ millions	note	**2004 half year**	2003 half year restated	2003 full year restated
Net cash (outflow) / inflow from operating activities	10	**(147)**	(293)	359
Dividends from joint ventures and associates		**1**	1	9
Interest received		**7**	8	11
Interest paid		**(42)**	(44)	(86)
Debt issue costs		**(1)**	(1)	(1)
Dividends paid to minority interests		**(1)**	(2)	(19)
Returns on investments and servicing of finance		**(37)**	(39)	(95)
Taxation		**(29)**	(1)	(44)
Purchase of tangible fixed assets		**(50)**	(56)	(105)
Sale of tangible fixed assets		**-**	3	8
Purchase of investments		**-**	(2)	(3)
Sale of investments		**3**	-	-
Capital expenditure and financial investment		**(47)**	(55)	(100)
Purchase of subsidiaries		**(13)**	(87)	(94)
Net cash acquired with subsidiaries		**-**	1	34
Purchase of joint ventures and associates		**(7)**	(2)	(5)
Sale of subsidiaries		**-**	-	(4)
Net overdrafts disposed with subsidiaries		**-**	-	1
Sale of associates		**-**	56	57
Acquisitions and disposals		**(20)**	(32)	(11)
Equity dividends paid		**(119)**	(113)	(188)
Net cash outflow before management of liquid resources and financing		**(398)**	(532)	(70)
Liquid resources acquired		**(84)**	(112)	(85)
Management of liquid resources		**(84)**	(112)	(85)
Issue of equity share capital		**1**	1	5
Purchase of own shares		**(2)**	(1)	(1)
Capital element of finance leases		**(1)**	(2)	(3)
Loan facility advanced		**55**	326	1
Bonds advanced		**414**	182	180
Bonds repaid		**-**	(18)	(159)
Collateral deposit (placed) / reimbursed		**(43)**	45	54
Net movement in other borrowings		**(2)**	(5)	(13)
Financing		**422**	528	64
Decrease in cash in the period		**(60)**	(116)	(91)

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060

Statement of total recognised gains and losses
for the six months to 30 June 2004

all figures in £ millions	note	**2004 half year**	2003 half year	2003 full year
(Loss) / profit for the financial period		**(123)**	(160)	55
Other net gains and losses recognised in reserves				
Exchange differences net of taxation		**(32)**	(29)	(254)
Total recognised losses relating to the period		**(155)**	(189)	(199)
Prior year adjustment – UITF 38	11	**37**	-	-
Total recognised losses		**(118)**	(189)	(199)

Reconciliation of movements in equity shareholders' funds
for the six months to 30 June 2004

all figures in £ millions	note	**2004 half year**	2003 half year restated	2003 full year restated
(Loss) / profit for the financial period		**(123)**	(160)	55
Dividends on equity shares		**(77)**	(74)	(192)
		(200)	(234)	(137)
Exchange differences net of taxation		**(32)**	(29)	(254)
Shares issued		**1**	1	5
Replacement options granted on acquisition of subsidiary		**-**	1	-
Purchase of own shares		**(2)**	(1)	(1)
UITF 17 charge for the period		**7**	-	4
Net movement for the period		**(226)**	(262)	(383)
Equity shareholders' funds at beginning of the period		**2,893**	3,338	3,338
Prior year adjustment – UITF 38	11	**-**	(62)	(62)
Equity shareholders' funds at end of the period		**2,667**	3,014	2,893

Notes to the 2004 results

for the six months to 30 June 2004

1. Basis of preparation

The results for the six months ended 30 June 2004 have been prepared in accordance with the accounting policies set out in the 2003 Annual Report, except that UITF 38 'Accounting for ESOP trusts' and the revision of UITF Abstract 17 'Employee share schemes' have been adopted in these statements. Restatements have been made to the half year and full year figures for 2003 where appropriate (see note 11).

2a. Sector analysis - sales

all figures in £ millions	**2004 half year**	2003 half year	2003 full year
Pearson Education	**873**	927	2,451
FT Group	**380**	370	757
The Penguin Group	**341**	368	840
	1,594	1,665	4,048

2b. Sector analysis – operating (loss) / profit

		2004 half year	
all figures in £ millions	**results from operations**	**goodwill amortisation**	**operating loss**
Pearson Education	**(26)**	**(93)**	**(119)**
FT Group	**55**	**(13)**	**42**
The Penguin Group	**10**	**(10)**	**-**
	39	**(116)**	**(77)**

		2003 half year	
all figures in £ millions	results from operations	goodwill amortisation	operating loss
Pearson Education	(26)	(120)	(146)
FT Group	43	(18)	25
The Penguin Group	21	(10)	11
	38	(148)	(110)

		2003 full year	
all figures in £ millions	results from operations	goodwill amortisation	operating profit
Pearson Education	313	(207)	106
FT Group	86	(36)	50
The Penguin Group	91	(21)	70
	490	(264)	226

Notes to the 2004 results *continued*
for the six months to 30 June 2004

2c. Sector analysis – joint ventures

all figures in £ millions	**2004 half year**	2003 half year	2003 full year
Pearson Education	**-**	-	-
FT Group	**(4)**	(4)	(11)
The Penguin Group	**-**	-	1
	(4)	(4)	(10)

2d. Sector analysis – associates

	2004 half year		
all figures in £ millions	**results from operations**	**goodwill amortisation**	**operating profit**
Pearson Education	**1**	**-**	**1**
FT Group	**8**	**-**	**8**
The Penguin Group	**-**	**-**	**-**
	9	**-**	**9**

	2003 half year		
all figures in £ millions	results from operations	goodwill amortisation	operating loss
Pearson Education	1	-	1
FT Group	6	(8)	(2)
The Penguin Group	-	-	-
	7	(8)	(1)

	2003 full year		
all figures in £ millions	results from operations	goodwill amortisation	operating profit
Pearson Education	1	-	1
FT Group	16	(7)	9
The Penguin Group	-	-	-
	17	(7)	10

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060

Notes to the 2004 results *continued*
for the six months to 30 June 2004

3. Profit on sale of subsidiaries and associates

all figures in £ millions	**2004 half year**	2003 half year	2003 full year
Profit on sale of Unidesa	**-**	12	12
Net profit / (loss) on sale of other subsidiaries and associates	**2**	-	(4)
	2	12	8

4. Net finance costs

all figures in £ millions	**2004 half year**	2003 half year	2003 full year
Net interest payable:			
Group	**(37)**	(39)	(81)
Associates	**-**	-	1
	(37)	(39)	(80)

5. (Loss) / profit before taxation

all figures in £ millions	**2004 half year**	2003 half year	2003 full year
(Loss) / profit before taxation	**(112)**	(138)	152
Goodwill amortisation	**116**	148	264
Non operating items	**(2)**	(11)	(6)
Adjusted profit / (loss) before taxation	**2**	(1)	410

6. (Loss) / earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes items as set out below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

all figures in £ millions	**2004 half year**	2003 half year	2003 full year
(Loss) / profit for the financial period	**(123)**	(160)	55
Adjustments:			
- Non operating items	**(2)**	(11)	(6)
- Goodwill amortisation	**116**	148	264
Taxation on above items	**(1)**	9	(53)
Minority interest share of above items	**(4)**	(4)	(6)
Adjusted (loss) / earnings	**(14)**	(18)	254
Weighted average number of shares (millions)			
- for earnings and adjusted earnings	**795.4**	797.1	794.4
Effect of dilutive share options	**-**	-	0.9
Weighted average number of shares (millions)			
- for diluted loss	**795.4**	797.1	795.3
Adjusted (loss) / earnings per share	**(1.8)p**	(2.3)p	32.0p
Basic (loss) / earnings per share	**(15.5)p**	(20.1)p	6.9p
Diluted (loss) / earnings per share	**(15.5)p**	(20.1)p	6.9p

Where the Group has made a loss for the financial period, after taking into account goodwill amortisation, the effect of share options is anti-dilutive and there is no difference between the loss per share and the diluted loss per share.

7. Taxation

The tax rate provided in the profit and loss account is analysed as follows:

all figures in percentages	**2004 half year**	2003 half year	2003 full year
UK tax rate	**30.0**	30.0	30.0
Effect of overseas tax rates	**4.0**	4.0	1.3
Other items	**-**	-	(0.1)
Tax rate reflected in adjusted (loss) / earnings	**34.0**	34.0	31.2

The taxation charge is analysed as follows:

all figures in £ millions	**2004 half year**	2003 half year	2003 full year
Parent and subsidiaries	**2**	(7)	(70)
Joint ventures and associates	**(2)**	(2)	(5)
	-	(9)	(75)

8. Dividends

The directors have declared an interim dividend of 9.7p per equity share, payable on 24 September 2004 to shareholders on the register at the close of business on 27 August 2004.

9. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2004 half year	2003 half year	2003 full year
Average rate for profits	**1.82**	1.61	1.63
Period end rate	**1.81**	1.65	1.79

Notes to the 2004 results *continued*
for the six months to 30 June 2004

10. Note to consolidated statement of cash flows

all figures in £ millions	**2004 half year**	2003 half year restated	2003 full year restated
Reconciliation of operating (loss) / profit to net cash (outflow) / inflow from operating activities			
Total operating (loss) / profit	**(77)**	(110)	226
Share of operating (profit) / loss of joint ventures and associates	**(5)**	5	-
Depreciation charges	**49**	56	111
Subsidiary goodwill amortisation	**116**	140	257
Increase in stocks	**(86)**	(68)	(8)
Increase in debtors	**(70)**	(137)	(96)
Decrease in creditors	**(71)**	(165)	(68)
Decrease in operating provisions	**(11)**	(14)	(20)
Other and non-cash items	**8**	-	(43)
Net cash (outflow) / inflow from operating activities	**(147)**	(293)	359
Dividends from joint ventures and associates	**1**	1	9
Purchase of tangible fixed assets	**(50)**	(56)	(105)
Capital element of finance lease rentals	**(1)**	(2)	(3)
Proceeds from sale of tangible fixed assets	**-**	3	8
Add back: Cash received relating to acquired deferred income	**-**	-	42
Add back: Non operating expenditure on fixed assets	**-**	3	2
Add back: Cash spent against integration and fair value provisions	**2**	6	8
Pearson operating cashflow	**(195)**	(338)	320
Operating tax paid	**(25)**	(1)	(34)
Operating finance charges	**(36)**	(36)	(76)
Operating free cashflow	**(256)**	(375)	210
Non operating tax paid	**(4)**	-	(10)
Integration and fair value spend	**(2)**	(6)	(8)
Total free cashflow	**(262)**	(381)	192
Dividends paid (including minorities)	**(120)**	(115)	(207)
Net movement of funds from operations	**(382)**	(496)	(15)
Acquisitions of businesses and investments	**(20)**	(58)	(111)
Disposals of businesses, investments and property	**3**	51	52
New equity	**1**	1	5
Purchase of own shares	**(2)**	(1)	(1)
Other non operating items	**(2)**	-	-
Net movement of funds	**(402)**	(503)	(70)
Exchange movements on net debt	**29**	14	117
Total movement in net debt	**(373)**	(489)	47

Notes to the 2004 results *continued*

for the six months to 30 June 2004

11. UITF 38 and revision to UITF 17

UITF Abstract 38 'Accounting for ESOP trusts' and the revision of UITF Abstract 17 'Employee share schemes' were issued on 15 December 2003 and these revisions have been applied for the first time in these statements. Under UITF 38 own shares held in treasury or through an ESOP trust are recorded at cost and shown as a deduction in arriving at shareholders' funds. Previously these shares were recorded at cost less provision for impairment and shown as a fixed asset investment with impairment charges being taken to the profit and loss account. Under the revised UITF 17, employee share scheme charges to the profit and loss account are now always calculated as the intrinsic value of the award and spread over the performance period. The intrinsic value is the difference between the fair value of shares at the date of grant and the amount paid by the employee to exercise the rights to those shares irrespective of the cost of shares purchased to fund the award.

The reclassification of own shares from fixed asset investments to equity has reduced net assets by £54 million at 30 June 2004 (30 June 2003 - £63 million; 31 December 2003 - £59 million; 1 January 2003 - £62 million). The reversal of prior year impairments taken on the cost of shares held in trust (£37 million) has been shown as a prior year adjustment in the statement of total recognised gains and losses. The amendment to UITF 17 in respect of the calculation of share scheme charges has had no material effect on the profit and loss account.

12. International financial reporting standards

In 2002 the European Commission published proposals which will require all companies whose securities are traded on a regulated market of the European Union to publish their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for financial years starting on or after 1 January 2005.

For Pearson plc, the financial statements for the year ended 31 December 2005 and the interim results for the period to 30 June 2005 will be presented under IFRS, with the relevant comparative figures restated.

In early 2003, Pearson formed a project team to convert its accounts and financial reporting onto IFRS. The project is sponsored by the Chief Financial Officer and involves specialists from both the Group Finance function as well as representatives from each of the main operating companies.

Phase I of the project has been completed, which involved the identification of significant issues, the preparation of a project plan and the preparation of a rigorous web based work programme for both operating companies and group functions. Phase II of the project involves the restatement and reconciliation of opening balances to IFRS and the adjustment of reporting systems to capture new data requirements for ongoing IFRS reporting. We expect to publish reconciliations to IFRS in Spring 2005 once Phase III of the project, in respect of financial information for the year ending 31 December 2004, is completed.

From the work completed to date a number of areas of difference between IFRS and UK GAAP have been identified including goodwill and intangible assets, financial instruments, share based payments, employee benefits and taxation.

In all of these phases, Pearson has been and is dependent upon the timely publication of new and revised IFRSs by the International Accounting Standards Board. Only since March 2004 has a 'stable platform' of standards been available to implement.

Pearson plc 80 Strand London WC2R ORL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060